Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Scotiabank Completes Acquisition of TradeFreedom

    TORONTO, Oct. 1 /CNW/ - Scotiabank today announced that it has obtained regulatory approval and completed the transaction announced June 26, 2007 to acquire TradeFreedom Securities Inc. The acquisition complements product offerings currently available through Scotiabank's direct investment arm,
ScotiaMcLeod Direct Investing (SMDI). Terms of the acquisition were not disclosed.
    "This acquisition is an excellent strategic fit for our wealth management business and we are pleased to welcome the TradeFreedom team to Scotiabank,"
said Barb Mason, Executive Vice-President, Wealth Management. She noted
TradeFreedom will continue to operate under its current brand, as previously announced. "We believe our two brands - SMDI and TradeFreedom - allow us to offer a broader, more competitive range of online brokerage products and high quality customer service."
    Established in 1999, TradeFreedom is a leading online broker that provides a sophisticated bundle of services for active traders and investors.
TradeFreedom facilitates trading of Canadian and US equities, options, futures and foreign exchange.

    ScotiaMcLeod Direct Investing is a member of the Scotiabank Group. With industry-leading ratings for customer service and investment research, SMDI's services include: equity, option, fixed income and mutual fund trading.

    Scotiabank is one of North America's premier financial institutions and
Canada's most international bank. With almost 60,000 employees, Scotiabank
Group and its affiliates serve approximately 12 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking.
With $408 billion in assets (as at July 31, 2007), Scotiabank trades on the
Toronto (BNS) and New York Exchanges (BNS). For more information please visit
www.scotiabank.com.

    %SEDAR: 00001289E          %CIK: 0000009631

    /For further information: Frank Switzer, Director, Public Affairs,
Scotiabank, (416) 866-7238, frank_switzer(at)scotiacapital.com/
    (BNS. BNS)

CO:  Scotiabank

CNW 11:00e 01-OCT-07